# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, NAPLES, Florida (FL), 34103
Date of event which requires filing of this statement: 06/18/2026
Filed by CIK 0002119432
Persons authorized to receive notices and communications: Mark Taylor, 418 Speargrass Flat Road, Queenstown, New Zealand (Q2), 9371, 64-21-68 1231

## Reporting persons
- Taylor Mark Andrew (CIK 0002119432): type of reporting person: investment company (IV); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Person. The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Amendment No. 1 to the Schedule 13D (the "Amendment No. 1") is based upon 4,722,458 shares of Common Stock outstanding as of June 22, 2026, as independently confirmed by the Issuer.
- Prospect Capital Securities Ltd (CIK 0002120744): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Person. The percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based upon 4,722,458 shares of Common Stock outstanding as of June 22, 2026, as independently confirmed by the Issuer.
- Prospect Finance Ltd (CIK 0002120961): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Person. The percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based upon 4,722,458 shares of Common Stock outstanding as of June 22, 2026, as independently confirmed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, NAPLES, Florida (FL), 34103
Comment: This Amendment No. 1 relates to the common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"). Effective as of the opening of market on March 26, 2026, the Issuer effected a 1-for-25 reverse split of the outstanding Common Stock pursuant to which each 25 shares of Common Stock was combined into one share of Common Stock. The number of shares of Common Stock reported herein give effect to such reverse stock split. The principal executive office of the Issuer is located at 4851 Tamiami Trail North, Suite 200, Naples, Florida 34103. This Amendment No. 1 amends and supplements the Statement on Schedule 13D, initially filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on March 30, 2026 (collectively with this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D. The purpose of this Amendment No. 1 is to update the Reporting Persons' beneficial ownership information in the Schedule 13D to indicate that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the shares of the outstanding Common Stock. Therefore, this Amendment No. 1 also constitutes an exit filing for each of the Reporting Persons. Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

## Item 2. Identity and Background
Name of person filing: The information contained in "Item 2. Identity and Background" of the Schedule 13D is not being amended by this Amendment No. 1

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: "Item 3. Source and Amount of Funds or Other Consideration" of the Schedule 13D is hereby amended to add the following: On June 18, 2026, Prospect Capital sold 5,000 and 1,464,711 shares of the Common Stock in the open market at a sales price per share of $0.7052 and $1.44, respectively. On June 18, 2026, Prospect Finance sold 5,000 shares of the Common Stock in the open market at a sales price per share of $0.751 and 593,289 shares of the Common Stock in the open market at sales prices ranging from $1.25 to $1.67,as further described on Schedule I attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction: The information contained in "Item 4. Purpose of Transaction" of the Schedule 13D is not being amended by this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based upon 4,722,458 shares of Common Stock outstanding as of June 22, 2026, as independently confirmed by the Issuer. Prospect Capital owns directly 0 shares of Common Stock, which represented approximately 0.0% of the issued and outstanding shares of Common Stock as of June 22, 2026. Prospect Finance owns directly 0 shares of Common Stock, which represented approximately 0.0% of the issued and outstanding shares of Common Stock as of June 22, 2026. Mr. Taylor does not directly own any shares of Common Stock. Mr. Taylor is the sole director and sole shareholder of each of Prospect Capital and Prospect Finance, and as such has shared voting and dispositive power over the shares of Common Stock held by them. By virtue of these relationships, Mr. Taylor may be deemed to beneficially own the shares of Common Stock held of record by each of Prospect Capital and Prospect Finance, which represented approximately 0.0% of the issued and outstanding shares of Common Stock as of June 22, 2026. Mr. Taylor disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Prospect Capital: Sole power to vote or to direct the vote: 0 Shared power to vote or to direct the vote: 0 Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 0 Prospect Finance: Sole power to vote or to direct the vote: 0 Shared power to vote or to direct the vote: 0 Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 0 Mr. Taylor: Sole power to vote or to direct the vote: 0 Shared power to vote or to direct the vote: 0 Sole power to dispose or to direct the disposition of: 0 Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 and Schedule I of this Amendment No. 1, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 18, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The information contained in "Item 7. Material to be filed as Exhibits" of the Schedule 13D is not being amended by this Amendment No. 1.

## Signatures
- Taylor Mark Andrew: /s/ Taylor Mark Andrew, Taylor Mark Andrew (06/23/2026)
- Prospect Capital Securities Ltd: /s/ Mark Taylor, Mark Taylor, Director (06/23/2026)
- Prospect Finance Ltd: /s/ Mark Taylor, Mark Taylor, Director (06/23/2026)